DECHERT LLP

1775 I STREET, N.W.

WASHINGTON, D.C. 20006

(202) 261-3300

December 28, 2009

VIA ELECTRONIC TRANSMISSION

Ms. Mary A. Cole, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

            Re:       The FBR Funds (the “Trust”)

                        File Nos. 333-112480 and 811-21503

Dear Ms. Cole:

            Please find attached for filing on behalf of the Trust, in electronic format, one copy of a Registration Statement on Form N-14.

            This filing is being made in connection with the proposed reorganization transaction involving various series of the Trust and all of the series of the AFBA 5Star Funds, a Delaware statutory trust registered with the Commission as a management investment company (the “Reorganization”).  Please be advised that the Trust anticipates filing an amendment to this Registration Statement on Form N-14 in the very near future for the purpose of updating certain financial and performance information that is required to be included in the Registration Statement.  Please note that the filing is in all respects substantially complete except for the financial and performance information that will be filed shortly.

            Thank you for your prompt attention to this filing.  As always, please do not hesitate to contact the undersigned at (202) 261-3364 or Stephen Cohen at (202) 261-3304 if you have any questions or comments regarding this filing.

                                                                        Very truly yours,

                                                                        /s/ Patrick W.D. Turley